082-03116



GREAT QUEST

METALS LTD


10016022

DN

July 8, 2010

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 8, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure



Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

July 8, 2010

Phosphate Advisory Committee Appointed for Mali Phosphate Project

VANCOUVER, BC -- Victor Jones, Chairman, reports that the Company has established a Phosphate Advisory Committee to assist with the commercial development of its Phosphate project in eastern Mali. The Company now has concessions covering some 737 sq km prospective for phosphate. Work carried out by the Company on its Tin Hina concession, reported in 2009, and the recent acquisition of the Tarkint Est concession, covering additional occurrences of phosphate, support a decision to continue exploration for commercial sources of natural phosphate for the Mali market. Known as le Phosphate Naturel de Tilemsi (PNT), from the region of Mali where the Tin Hina and Tarkint Est concessions are located, this material, when mined, pulverized and applied to Malian soil, has been shown to significantly increase the yield of various agricultural crops. Phosphate plays a key role in vigorous plant growth and is an integral component of most fertilizers. The study of the optimal preparation and application of phosphate is a field of current research as concerns for sustainable agriculture grow.

In concert with its exploration plans, Great Quest is very pleased to announce the appointment of Dr. Lamine Traoré of the Rural Economy Institute of Mali to its Phosphate Advisory Committee. Dr. Traoré is an agronomist with many years experience in rural Mali and other West African nations where he has researched best practices in sustainable agriculture. Prior to completing a PhD in Applied Soil Microbiology at the University of Bamako, he completed a Masters of Science degree in Agronomy at Texas A&M. His recent research also includes work on Tilemsi phosphate rock in conjunction with Université Laval. Other members of the Advisory Committee include Company directors Mamadou Keita, Jed Richardson and Victor Jones. The Company expects to expand the advisory committee with additional distinguished scientists and agricultural product experts as the project develops. The committee is to review the preparation of PNT for application on various crops and soils in Mali as well as identify collaborative research opportunities within the agricultural industry and research agencies in Mali and Canada.

The Company is now planning a multiphase program of geological mapping, pitting and drilling to advance the project. Remote sensing using satellite data is also being considered to assist with the definition of exploration targets over the large area of interest. Significant existing and planned agricultural and infrastructure investment by foreign entities in Mali indicate a growing focus on that country's agricultural sector.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Victor J E Jones"
Victor J E Jones
Chairman

Great Quest is a Vancouver based exploration company with a focus on Mali, where it holds large concessions prospective for phosphate and several exploration-stage gold projects. The Company is funded this year from the proceeds of sale of its Kenieba gold project in Mali to Avion Gold Corp. and is debt free.

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838